# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lakewood-Amedex Biotherapeutics Inc., CIK 0002079272
CUSIP: 51255A201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8031 Cooper Creek Blvd., Unit 103, University Park, Florida (FL), 34201
Date of event which requires filing of this statement: 05/13/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002139320

## Reporting persons
- WFI Equity, LLC: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); sole voting power 1,259,684; shared voting power 0; sole dispositive power 1,259,684; shared dispositive power 0; aggregate amount beneficially owned 1,259,684 (8.8% of the class)
  Comment: The percentage calculation is based on a total of 14,320,366 shares of Common Stock outstanding as of April 23, 2026, as indicated in the issuer's Form S-1 filing on May 1, 2026.

## Item 1. Issuer
Name of issuer: Lakewood-Amedex Biotherapeutics Inc.
Address of issuer's principal executive offices: 8031 Cooper Creek Blvd., Unit 103, University Park, FL 34201

## Item 2. Person Filing
Name of person filing: WFI Equity, LLC
Address of principal business office or, if none, residence:
320 N. Main St., Suite 200
Ann Arbor, MI 48104
Citizenship: Michigan limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,259,684
Percent of class: 8.8%
Sole power to vote or to direct the vote: 1,259,684
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,259,684
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- WFI Equity, LLC: /s/ Bradford Charles Lichota, Bradford Charles Lichota/Manager (08/14/2026)